Exhibit 99.2

CRONOS GROUP INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2018

(in thousands of Canadian dollars)

GENERAL MATTERS

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Cronos Group Inc. is current as of August 13, 2018 and provides financial information for the three and six months ended June 30, 2018. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and June 30, 2017, including the related notes thereto (the “Interim Financial Statements”), and the audited consolidated financial statements for the year ended December 31, 2017, including the related notes thereto and the related MD&A.

Unless otherwise noted or the context indicates otherwise, the “Company”, “Cronos Group”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect subsidiaries and, if applicable, its joint ventures.

Our board of directors, on the recommendation of the audit committee, approved the Interim Financial Statements and this MD&A on August 13, 2018.

Basis of Presentation

Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain totals, subtotals and percentages throughout this MD&A are calculated using the rounded numbers as they appear in the tables. All currency amounts herein are expressed in thousands of Canadian dollars, unless otherwise noted.

All references in this MD&A to “Q2 2018” and “Q2 2017” are to the fiscal quarters for the three months ended June 30, 2018 and June 30, 2017, respectively. All references in this MD&A to “YTD 2018” and “YTD 2017” are to the six months ended June 30, 2018 and June 30, 2017, respectively.

Definitions

Equivalent grams and kilograms

Equivalent grams or kilograms refers to the equivalent number of dried grams or kilograms of cannabis required to produce extracted cannabis in the form of cannabis oil. The Company estimates and converts its cannabis oil inventory to equivalent grams using a standard conversion ratio of the number of grams of dry flower used to produce the extracted cannabis products. Any reference to “grams” or “kilograms” in this MD&A includes both equivalent grams and dried grams, unless otherwise noted and identified as dried grams or equivalent grams for extracts.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact. Forward-Looking Statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for any other purpose. Forward-Looking Statements in this MD&A include, but are not limited to, statements with respect to:

•	the performance of our business and operations;
•	our expectations regarding revenues, expenses and anticipated cash needs;
•	our expectations regarding cash flow, liquidity and sources of funding;
•

the intended expansion of our facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in our growing and production capacities;
•	expectations with respect to future production costs;
•	the expected methods to be used by us to distribute cannabis;
•	the competitive conditions of the industry;
•

the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto, the related timing and impact thereof and our intentions to participate in such market when it is legalized;

•

the legalization of the use of cannabis for medical or recreational use in jurisdictions outside of Canada, the related timing and impact thereof and our intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to the business;
•	the ability of the Company to execute on its strategy and the anticipated benefits of such strategy;
•	the competitive advantages and business strategies of the Company;
•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;
•	the Company’s future product offerings;
•	the anticipated future gross margins of the Company’s operations;
•	expectations regarding the use of proceeds of equity financings;
•	expectations regarding capital expenditures;
•	accounting standards and estimates; and
•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof.

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry and our general expectations concerning the cannabis industry are based on estimates prepared by us using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of this industry, which we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data presented herein or information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

With respect to the Forward-Looking Statements contained in this MD&A, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the output from operations of Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and our joint ventures; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

By their nature, Forward-Looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the Forward-Looking Statements in this MD&A. Such factors include, without limitation, those discussed in the “Risk and Uncertainties” section of this MD&A, and those discussed under the heading “Risk Factors” in our latest Annual Information Form (“AIF”).

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements are based upon certain material assumptions, including those listed above, that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, including that the factors listed in the foregoing paragraph, collectively, are not expected to have a material impact on the Company. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

Forward-Looking Statements contained herein are made as of the date of this MD&A and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

COMPANY OVERVIEW

General

Cronos Group is a geographically diversified and vertically integrated global cannabis company, with a presence across four continents, whose principal activities are the production and sale of cannabis in federally legal jurisdictions, including Canada and Germany. Currently, Cronos Group sells dried cannabis and cannabis oils through wholesale and direct-to-consumer channels under our medical cannabis brand, PEACE NATURALSTM. We operate two wholly-owned licensed producers of medical cannabis (“Licensed Producers”) pursuant to the provisions of the Controlled Drugs and Substances Act (Canada) (“CDSA”) and its relevant regulation, the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”). Our Licensed Producers are Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia.

We have also entered into five strategic joint ventures, including in Israel and Australia, and hold minority interests in cannabis-related companies and Licensed Producers.

Cronos Group’s common shares are listed on the Nasdaq Global Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “CRON”.

Strategy

Cronos Group is committed to being one of the world’s leading global cannabis companies. In pursuing this goal, we seek to create value for shareholders by focusing on four core strategic priorities:

•	establishing an efficient global production footprint;
•	developing a diversified global sales and distribution network;
•	creating and monetizing disruptive intellectual property; and
•	growing a portfolio of iconic brands that resonate with consumers.

Production Facilities

Facility	Location	Grow Type	Square Footage	Estimated Annual Capacity (in kg)
Existing Capacity (1)
Peace Naturals – Buildings 1, 2, 3	Stayner, ON, Canada	Indoor	39,000	5,000
Peace Naturals – Greenhouse	Stayner, ON, Canada	Greenhouse	28,000	1,500
OGBC	Armstrong, BC, Canada	Indoor	2,500	150
Existing Capacity			69,500	6,650

Capacity in Progress
Peace Naturals – Building 4	Stayner, ON, Canada	Indoor	286,000	33,500
Cronos Israel – Phase I (2)	Hadera, Israel	Greenhouse	45,000	5,000
Cronos Australia – Phase I (3)	Melbourne, VIC, Australia	Indoor	20,000	2,000
Cronos GrowCo (4)	Kingsville, ON, Canada	Greenhouse	850,000	70,000
Capacity in Progress			1,201,000	110,500

Pro Forma Capacity			1,270,500	117,150

(1)	Existing capacity is defined as facilities where construction is substantially complete, regulatory approvals required to commence operations have been received and cannabis cultivation has commenced.
(2)

Cronos Group will hold a 70% equity interest in the nursery and cultivation operations of Cronos Israel (as defined herein) and a 90% equity interest in the manufacturing and distribution operations of Cronos Israel.

(3)	Cronos Group owns a 50% equity interest in Cronos Australia (as defined herein).
(4)	Cronos Group owns a 50% equity interest in Cronos GrowCo (as defined herein).

Peace Naturals

Situated on approximately 90 acres of land zoned and licensed for cannabis production, Peace Naturals operates four completed production buildings (Building 1, Building 2, Building 3 and the Peace Naturals greenhouse) and is constructing additional capacity via a 286,000 sq. ft. production facility (“Building 4”). Peace Naturals’ production processes are Good Manufacturing Practices (“GMP”) certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

On October 31, 2013, Health Canada issued a license to Peace Naturals for activities related to the production and sale of dried cannabis flower under the ACMPR, which license has since been amended and supplemented. Peace Naturals’ current license has an effective term from November 1, 2016 to November 1, 2019, and grants Peace Naturals the right to engage in, among other things, the production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil.

On January 22, 2018, Peace Naturals received a dealer’s license (the “Peace Naturals Dealer’s License”) pursuant to the Narcotic Control Regulations (“NCR”) and CDSA from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”). The Peace Naturals Dealer’s License allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally, in accordance with an export permit issued under section 103 of the ACMPR or section 10 of the NCR. The Peace Naturals Dealer’s License has an effective term from January 29, 2018 to December 31, 2018.

OGBC

Situated on 30 acres of land, 13 acres of which are zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC currently engages in inter-company bulk transfers of dried cannabis flower to Peace Naturals, which are sold under the PEACE NATURALSTM brand.

On February 26, 2014, Health Canada issued a cultivation license to OGBC under the ACMPR, which license has since been amended and supplemented. OGBC’s current license has an effective term from February 28, 2017 to February 28, 2020 and grants OGBC the right to engage in the production and sale of dried cannabis flower.

Transition of Licenses under the Cannabis Act

As of October 17, 2018, we expect our Licensed Producers to be primarily regulated under the new Cannabis Act (Canada) and its relevant regulations (collectively, the “Cannabis Act”). While the exact transition requirements have not yet been announced by the Canadian federal government, the Cannabis Act does contain general transition provisions for licenses issued under the CDSA and its relevant regulations (including the ACMPR).

The Cannabis Act generally provides that licenses issued under the ACMPR that are in force immediately before the commencement date of the Cannabis Act will be deemed to be licenses issued under the corresponding provisions of the Cannabis Act and any such licenses will continue in force until it is revoked or expires. In particular, a license for production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil under the ACMPR will be deemed to be licenses for cultivation, processing and sale for medical purposes under the Cannabis Act, provided that the license holder meets certain requirements. We expect the licenses under the ACMPR held by our Licensed Producers to be subject to these transition provisions.

Similarly, the Cannabis Act generally provides that licenses issued under the NCR that are in force immediately before the commencement date of the Cannabis Act will be deemed to be licenses issued under the corresponding provisions of the Cannabis Act and any such licenses will continue in force until it is revoked or expires. In particular, a license for possession, sale, transportation and delivery of cannabis, THC and CBD under the NCR will be deemed to be a license for processing under the Cannabis Act. We expect the Peace Naturals Dealer’s License to be subject to these transition provisions.

The Cannabis Act also contains transition provisions that generally provide that an export permit issued under section 103 of the ACMPR or section 10 of the NCR relating to cannabis that is in force immediately before the commencement date of the Cannabis Act will be deemed to be a permit issued under the corresponding provision of the Cannabis Act and any such license will continue in force until it is revoked or expires. Under the Cannabis Act, licenses and permits authorizing the importation or exportation of cannabis may be issued only in respect of cannabis for medical or scientific purposes or in respect of industrial hemp.

Joint Ventures

We have entered into five strategic joint ventures to produce and sell cannabis:

•

Cronos GrowCo Joint Venture. In July 2018, the Company announced a strategic joint venture with a group of investors led by Bert Mucci (the “Greenhouse Partners”), a leading Canadian large-scale greenhouse operator. The Company and the Greenhouse Partners each owns a 50% equity interest in the joint venture, Cronos Growing Company Inc. (“Cronos GrowCo”), and have equal representation on the board of directors of Cronos GrowCo. Cronos GrowCo is planning to construct an 850,000 sq. ft. purpose-built, GMP certified greenhouse for cannabis production on approximately 100 acres of land owned by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually.

•

MedMen Canada Joint Venture. In March 2018, the Company entered into a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). The Company and MedMen each owns a 50% equity interest in the joint venture, MedMen Canada Inc. (“MedMen Canada”), and have equal representation on the board of directors of MedMen Canada. MedMen Canada holds the exclusive license of the MedMen brand in Canada for a minimum term of 20 years. MedMen Canada is currently in the process of obtaining the necessary licenses, permits and retail locations to create a premium MedMen branded retail chain, modelled after its iconic retail concept in Los Angeles, Las Vegas and Manhattan, in provinces where private retail is allowed including British Columbia and Alberta.
•

Australia Joint Venture. In February 2018, the Company entered into a strategic joint venture in Australia with NewSouthern Capital Pty Ltd. (“NewSouthern”) for the research, production, manufacture and distribution of medical cannabis. The Company and NewSouthern each owns a 50% equity interest in the joint venture, Cronos Australia Pty Ltd. (“Cronos Australia”) and have equal representation on the board of directors of Cronos Australia. The Company believes that Cronos Australia will serve as its hub for Australia, New Zealand and Southeast Asia, bolstering the Company’s supply capabilities and distribution network. In the initial phase of construction, Cronos Australia is planning to construct a 20,000 sq. ft. purpose-built indoor facility that is expected to produce up to 2,000 kilograms of cannabis annually. Cronos Australia has also been granted a medicinal cannabis cultivation license, a research license and a manufacturing license by the Therapeutic Goods Administration and the Office of Drug Control (the “ODC”). Cronos Australia has also applied for an import license to import PEACE NATURALSTM branded medical products for sale in the Australian market while the initial phase of construction of Cronos Australia is being completed. Cronos Australia is awaiting the approval of the ODC for the import license.

•

Israel Joint Venture. In September 2017, the Company entered into a strategic joint venture (“Cronos Israel”) in Israel with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Following transfer of the Israeli licenses from Gan Shmuel to Cronos Israel and receipt of approval from the Israeli Ministry of Health, the Company will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations. The Israeli licenses were successfully transferred to Cronos Israel on May 10, 2018 and the equity interests are expected to be issued to Cronos Group shortly after the Israeli Ministry of Health approves the issuance of the equity interests. Cronos Group will have three board member nominees on the board of directors of each of the cultivation, manufacturing, distribution and pharmacies companies, while Gan Shmuel will have one board member nominee on the board of directors of each such entity. In the initial phase of construction, Cronos Israel is planning to construct a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation development and research. Until exports are permitted under applicable Israeli law, products from Cronos Israel will be distributed domestically in the local Israeli market.

•

Indigenous Roots Joint Venture (“Indigenous Roots”). In December 2016, the Company launched a strategic joint venture led by Phil Fontaine, former National Chief of the Assembly of First Nations. Indigenous Roots will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations communities in Canada. We will own a 49.9% stake in Indigenous Roots upon closing of the investment, which is expected to be led by a First Nation. The Company believes that Indigenous Roots will provide Cronos Group with optionality for nontraditional distribution channels, incremental production capacity without dilution and a strong brand for our portfolio. Indigenous Roots has commanded significant interest, having met with over 100 indigenous communities and leaders across Canada. Indigenous Roots is in the process of finalizing its capital raise. Once completed, Indigenous Roots is anticipated to commence construction of a 30,000 sq. ft. production facility at the premises of OGBC. The Company is awaiting definitive regulatory clarity on provincial distribution frameworks prior to finalization of the capital raise.

Minority Investments

We hold minority interests in other Licensed Producers. As at June 30, 2018, the Company held a 19.0% equity interest in Whistler Medical Marijuana Corporation (“Whistler”) and minority equity investments in Evergreen Medicinal Supply Inc. (“Evergreen”) and Canopy Growth Corporation (“Canopy”).

INDUSTRY AND MARKET TRENDS

Medical Cannabis Regulatory Framework in Canada

On August 24, 2016, the Government of Canada introduced the ACMPR regulations to govern the production, sale and distribution of medical cannabis and related oil extracts. The ACMPR effectively combines the regulations and requirements of the Marihuana for Medical Purposes Regulations, the Marihuana Medical Access Regulations and the section 56 exemptions relating to cannabis oil under the CDSA into one set of regulations. In addition, among other things, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis:

•	they can continue to access quality-controlled cannabis by registering with Licensed Producers;
•	they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or
•	they can designate someone else to produce it for them.

Legalization of Regulated Recreational Cannabis in Canada

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian federal government to seek input on the design of a new system to legalize, strictly regulate and restrict access to cannabis, published its report outlining its recommendations. On April 13, 2017, the Government of Canada released Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (“Bill C-45”), which proposed the enactment of the Cannabis Act to regulate the production, distribution and sale of cannabis for medical and unqualified adult use. After significant debates at the House of Commons and the Senate, on June 21, 2018, Bill C-45 received Royal Assent. On July 11, 2018, the Government of Canada published the final regulations under the Cannabis Act. These regulations provide more details on the medical and recreational regulatory regimes for cannabis, including regarding licensing, security clearances and physical security requirements, production practices, outdoor growing, security, packaging and labelling, cannabis containing drugs, document retention requirements, reporting and disclosure requirements, the new access to cannabis for medical purposes regime and industrial hemp.

The Prime Minister of Canada has communicated that the majority of the Cannabis Act will come into force on October 17, 2018. The delay in the coming into force date is to provide enough time for the implementation of various aspects of the regime, including preparing markets for retail sales.

The introduction of a recreational regulatory framework for cannabis production and distribution would be a significant new market for the Company’s product. However, it is still uncertain how these developments may impact the medical cannabis market. The impacts may also be negative for the Company and could result in increased levels of competition in its existing medical market and / or the entry of new competitors in the overall cannabis market in which the Company operates.

Provincial Distribution Frameworks for Regulated Recreational Cannabis

While the Cannabis Act provides for the regulation of the commercial production of cannabis for medical and recreational purposes and related matters by the federal government, the provinces and territories of Canada will have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions.

QUARTERLY BUSINESS HIGHLIGHTS AND RECENT DEVELOPMENTS POST QUARTER-END

Revenue increased 428% in Q2 2018 as compared to Q2 2017

Revenue increased by $2.8 million, or 428%, from $0.6 million in Q2 2017 to $3.4 million in Q2 2018. Additionally, the Company continues to see strong growth in cannabis oil sales largely due to its increased supply of a broader assortment of cannabis oils that have been received favorably by customers. In Q2 2018, cannabis oil sales accounted for 40% of domestic medical sales as compared to 29% in Q1 2018.

Establishing an efficient global production footprint

Cronos GrowCo

In July 2018, we announced a strategic joint venture with the Greenhouse Partners, a leading Canadian large-scale greenhouse operator. The Company and the Greenhouse Partners each owns a 50% equity interest in the joint venture, Cronos GrowCo, and have equal representation on the board of directors of Cronos GrowCo. Cronos GrowCo is planning to construct an 850,000 sq. ft. purpose-built, GMP certified greenhouse for cannabis production on approximately 100 acres of land owned by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. Greenhouse construction materials are currently on the production site and construction is expected to commence this summer.

Cronos Australia receives manufacture license

Cronos Australia was granted a medicinal cannabis manufacture license by the Australian ODC in June 2018. This license permits manufacturing of cannabinoid based products in Australia and is required for all forms of extraction, refining, concentration and transformation of the cannabis plant. This license rounds out the licenses for domestic production, which includes the medicinal cannabis cultivation license and research license and brings Cronos Group one step closer to full scale operations in Australia.

Continued progress on capacity expansion projects

•

Building 4. Construction of Building 4, a 286,000 sq. ft. custom-built indoor production facility built to GMP standards, remains on schedule and cultivation is expected to commence in the second half of 2018.

•

Cronos Israel. Construction of the custom-built greenhouse and manufacturing facility, each built to GMP standards, has begun. Given modification to facility designs to provide greater flexibility in the cultivation and manufacture of different end products, the expected completion date of construction has changed from Q1 2019 to the first half of 2019 for the greenhouse and to the second half of 2019 for the manufacturing facility. Cultivation is expected to commence in the first half of 2019.

•

Cronos Australia. The Company is currently in the design and construction planning phase for the custom-built production facility built to GMP standards. We expect construction to commence in the summer of 2018 and to be complete in the first half of 2019.

Developing a diversified global sales and distribution network

Cura supply agreement

In August 2018, Cronos Group announced a supply agreement with Cura Cannabis Solutions (“Cura”), one of the largest cannabis companies in the world by revenues in the first quarter of 2018. Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo, starting from the date Cura receives its production and sales licenses from Health Canada. Cura also expects to build its proprietary, state-of-the-art extraction facility on a parcel of land owned by Cronos Group in the heart of Okanagan Valley, British Columbia.

Distribution in Poland

In June 2018, we entered into a strategic distribution partnership with Delfarma Sp. Zo.o (“Delfarma”). Delfarma is a pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals that collectively reaches approximately 40% of the Polish domestic market. Under the five-year exclusive distribution agreement, Cronos Group will supply PEACE NATURALSTM branded cannabis products to Delfarma for distribution within Poland. The Company and Delfarma are currently in the process of obtaining the necessary regulatory approvals to sell cannabis products in Poland.

Growing a portfolio of iconic brands that resonate with consumers

First recreational brand COVETM

Cronos Group previewed its premium recreational brand COVE™ at the May 2018 LIFT Conference. The newly launched brand, COVE™ was born in the Okanagan Valley in British Columbia, which is known for producing some of the world’s finest cannabis. COVE™ products are non-irradiated and hand-trimmed using only the best result of each harvest. By avoiding shortcuts like harsh refining processes, COVE™ is able to maintain the natural balance of the plant across all of the brand’s terpene rich cannabis extracts and brings the highest in quality products to its consumers.

Uplisting to the Toronto Stock Exchange

On May 23, 2018, the trading of the Company’s common shares in Canada were uplisted from the TSX Venture Exchange to the TSX. Cronos Group’s common shares are listed under the symbol “CRON” on both NASDAQ and TSX.

Appointment of KPMG LLP as auditor

In May 2018, the board of directors approved the appointment of KPMG LLP as auditor of the Company, which was subsequently approved by a majority of votes cast by shareholders at the Company’s Annual and Special Meeting of Shareholders on June 28, 2018.

Enhanced board of directors with the election of Michael Coates

Michael Coates was elected to the board of directors by a majority of votes cast by shareholders at the Company’s Annual and Special Meeting of Shareholders held on June 28, 2018. Michael Coates was President and Chief Executive Officer, Americas Region of Hill+Knowlton Strategies (“H+K”), a global public relations and integrated communications agency, from 2014 to 2016 and retired as Global Vice Chairman of H+K in 2017. Prior to this, Mr. Coates held a variety of roles at H+K and has had a more than thirty-year career advising Fortune 500 clients on strategies to manage political risk. In June 2018, Michael served as a member of the Premier of Ontario’s transition team. Mr. Coates received an MPA from Queen’s University and holds an ICD.D designation from the Institute of Corporate Directors.

Strengthened liquidity with a $100.0 million equity offering in April 2018

The Company closed a bought deal offering of common shares in April 2018 (the “April 2018 Bought Deal”) that provided aggregate gross proceeds of $100.0 million (not taking into account any commissions, fees or expenses). As of June 30, 2018, total liquidity amounted to $118.3 million, comprised of $89.6 million in cash and $28.7 million of additional borrowings available under the Construction Loan (as defined herein).

RESULTS OF OPERATIONS

Selected Financial Results

The following table summarizes the selected financial results for the periods indicated.

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Revenue	$3,394	$643	$2,751	428%	$6,339	$1,157	$5,182	448%
Cost of Sales	(2,952)	(478)	(2,474)	518%	(1,935)	(1,000)	(935)	94%
Gross Profit	6,346	1,121	5,225	466%	8,274	2,157	6,117	284%
Operating Expenses	5,856	2,626	3,230	123%	9,962	4,399	5,563	126%
Operating Income (Loss)	490	(1,505)	1,995	(133%)	(1,688)	(2,242)	554	(25%)
Other Income (Expense)	(34)	1,656	(1,690)	(102%)	206	1,550	(1,344)	(87%)
Income (Loss) before Income Taxes	456	151	305	202%	(1,482)	(692)	(790)	114%
Income Tax Recovery	(267)	(23)	(244)	1061%	(1,155)	(22)	(1,133)	5150%
Net Income (Loss)	723	174	549	316%	(327)	(670)	343	(51%)
Other Comprehensive Income	39	11	28	255%	4	694	(690)	(99%)
Comprehensive Income (Loss)	762	185	577	312%	(323)	24	(347)	(1446%)

Revenue

The following table sets forth revenue, kilograms sold and average sales price per gram by product type for the periods indicated.

($ in 000s)	Three Months Ended June 30, 2018			Six Months Ended June 30, 2018
	Revenue	Kilograms Sold	Avg. Sales Price / Gram	Revenue	Kilograms Sold	Avg. Sales Price / Gram
Dry Cannabis	$2,715	416	$6.53	$5,335	894	$5.97
Cannabis Oil	636	61	10.43	891	84	10.61
Other	43	—	—	113	—	—
Total	3,394	477	7.12	6,339	978	6.48

Results for Q2 2018 compared to Q2 2017

For Q2 2018, the Company reported revenue of $3.4 million as compared to $0.6 million for Q2 2017, representing an increase of $2.8 million, or 428%. This change was primarily due to:

•	continued expansion in our patient onboarding as domestic medical patient sales grew 234% year-over-year;
•	expanded production with an increase of 489% in the number of grams of cannabis sold year-over-year; and
•	continued strong growth in our cannabis oil sales that represent 40% of domestic medical revenue in the current quarter.

During Q2 2018, 477 kilograms of cannabis products were sold at an average selling price of $7.12 per gram. This represents an increase in volume of 396 kilograms sold compared to the Q2 2017 at an average selling price of $7.99 per gram.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported revenue of $6.3 million as compared to $1.2 million for YTD 2017, representing an increase of $5.2 million, or 448%. This change was primarily due to:

•	expansion in our patient onboarding;
•	launch and strong growth in our cannabis oils sales; and
•	increased production capacity and yield developments.

During YTD 2018, 978 kilograms of cannabis products were sold at an average selling price of $6.48 per gram. This represents an increase in volume of 832 kilograms sold compared to YTD 2017 at an average selling price of $7.93 per gram.

Cost of Sales and Gross Profit

Cost of sales and gross profit for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Cost of Sales
Inventory Expensed to Cost of Sales before Fair Value Adjustments	$1,254	$215	$1,039	483%	$2,821	$413	$2,408	583%
Gross Profit before Fair Value Adjustments	2,140	428	1,712	400%	3,518	744	2,774	373%
Fair Value Adjustments
Unrealized Change in Fair Value of Biological Assets	(6,831)	(1,122)	(5,709)	509%	(9,575)	(2,701)	(6,874)	254%
Realized Fair Value Adjustments on Inventory Sold	2,625	429	2,196	512%	4,819	1,288	3,531	274%
Total Fair Value Adjustments	(4,206)	(693)	(3,513)	507%	(4,756)	(1,413)	(3,343)	237%
Gross Profit	6,346	1,121	5,225	466%	8,274	2,157	6,117	284%

Gross Margin Before Fair Value Adjustments	63%	67%			55%	64%
Gross Margin	187%	174%			131%	186%

Results for Q2 2018 compared to Q2 2017

Total cost of sales was a recovery of $3.0 million in Q2 2018 as compared to a recovery of $0.5 million in Q2 2017, representing a decrease in expenses of $2.5 million. This change is largely driven by:

•	an increase in the number of kilograms sold during the period;
•	an increase in growing costs relating to addition of new production facilities, such as the Peace Naturals Greenhouse; and
•	offset by overall lower growing costs on a per gram basis.

Inventory expensed to cost of sales before fair value adjustments represents the actual growing and processing costs associated with cannabis sold during the period, including labor, material, consumables, supplies, utilities, overhead allocation, and amortization of production equipment and facilities.

During Q2 2018, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs attributable to the biological asset transformation. The previous accounting policy was to expense these costs as period costs identified as Production Costs. The new accounting policy provides more reliable and relevant information to users as the gross profit before fair value adjustments only considers the costs incurred on inventory sold during the period, and excludes costs incurred on the biological transformation until the related harvest is sold. This accounting policy change does not impact gross profit, net income (loss), basic or diluted earnings per share, the statement of financial position, or the statement of changes in equity on the current or prior periods.

In Q2 2018, inventory expensed to costs of sales before fair value adjustments of $1.2 million on sales of $3.4 million, results in a gross profit before fair value adjustments of $2.1 million, or 63% gross margin on 477 kilograms sold, as compared to inventory expensed to costs of sales before fair value adjustments of $0.2 million on sales of $0.6 million, results in a gross profit before fair value adjustments of $0.4 million, or 67% gross margin on 80 kilograms sold during Q2 2017. Management anticipates the cost to produce dry cannabis will continue to decrease as production output increases now that Buildings 1, 2, 3 and the Peace Naturals greenhouse are fully operational. Operational costs in Q2 2018 included expenditures related to the Peace Naturals greenhouse, however no product was harvested from the greenhouse during this period.

Fair value adjustments of a recovery of $4.2 million in Q2 2018, as compared to a recovery of $0.7 million in Q2 2017 representing an increase of $3.5 million. The fair value adjustments consist of: i) unrealized change in fair value of biological assets of $6.8 million recovery in Q2 2018, compared to $1.1 million recovery in Q2 2017, and ii) realized fair value adjustments on inventory sold in the period of $2.6 million cost, compared to $0.4 million cost in Q2 2017. The change in fair value adjustments is largely driven by:

•	larger number of plants under cultivation; and
•

partially offset by an increase in growing costs associated with more cultivation rooms including growing costs relating to the Peace Naturals greenhouse which recently came on line but had no harvested product during the period.

The cost to produce dry cannabis per gram is used by management to measure the estimated amount of growing costs (including all direct and indirect growing costs, overhead allocation, and amortization associated with the cultivation of cannabis) on a per gram basis, that are required to produce dry cannabis during the reporting period. Management uses this measure to track growing cost trends by using the total estimated growing costs (excluding all post-harvest production costs), and dividing such amount by the approximate number of grams of cannabis grown during the period. Post-harvest production costs include drying and curing direct expenses, quality control and testing expenses, shipping and packaging expenses, and other order fulfillment costs.

In Q2 2018, total growing costs were $1.8 million, including $0.1 million of amortization associated with the growing equipment and facilities, and 1,145 kilograms were grown during the quarter, resulting in an all-in cost to produce dry cannabis of $1.64 per gram, and $1.52 per gram on a cash basis after backing out amortization. In Q1 2018, the all-in cost to produce dry cannabis was $2.18 per gram.

Gross profit including fair value adjustments for Q2 2018 of $6.3 million or 187% of sales, as compared to $1.1 million or 174% of sales for Q2 2017, represents an increase of $5.2 million. Gross profit increased during the quarter primarily due to the increase in sales and an increase in fair value gains driven by increased production capacity, yield improvements, and increased portion of cannabis oil sales.

Results for YTD 2018 compared to YTD 2017

Total cost of sales was a recovery of $1.9 million in YTD 2018 as compared to a recovery of $1.0 million in YTD 2017, representing a decrease in expenses of $0.9 million. This change is largely driven by:

•	an increase in the number of kilograms sold during the period;
•	an increase in growing costs relating to addition of new production facilities, such as the Peace Naturals Greenhouse; and
•	offset by overall lower growing costs on a per gram basis.

Inventory expensed to cost of sales before fair value adjustments represents the actual growing and processing costs associated with cannabis sold during the period, including labor, material, consumables, supplies, utilities, overhead allocation, and amortization of production equipment and facilities.

In YTD 2018, inventory expensed to costs of sales before fair value adjustments of $2.8 million on sales of $6.3 million, results in a gross profit before fair value adjustments of $3.5 million, or 55% gross margin on 978 kilograms sold, as compared to inventory expensed to costs of sales before fair value adjustments of $0.4 million on sales of $1.2 million, results in a gross profit before fair value adjustments of $0.7 million, or 64% gross margin on 146 kilograms sold during YTD 2017.

Fair value adjustments of a recovery of $4.7 million in YTD 2018, as compared to a recovery of $1.4 million in YTD 2017 representing an increase of $3.3 million. The fair value adjustments consist of: i) unrealized change in fair value of biological assets of $9.6 million recovery in YTD 2018, compared to $2.7 million recovery in YTD 2017 and ii) realized fair value adjustments on inventory sold in the period of $4.8 million cost, compared to $1.3 million cost in YTD 2017. The change in fair value adjustments is largely driven by:

•	larger number of plants under cultivation; and
•

partially offset by an increase in growing costs associated with more cultivation rooms including growing costs relating to the Peace Naturals greenhouse which recently came on line but had no harvested product during the period.

In YTD 2018, total growing costs were $3.5 million, including $0.3 million of amortization associated with the growing equipment and facilities, and 1,861 kilograms were grown during the period, resulting in an all-in cost to produce dry cannabis of $1.88 per gram, and $1.72 per gram on a cash basis after backing out amortization.

Gross profit including fair value adjustments for YTD 2018 of $8.3 million or 131% of sales, as compared to $2.2 million or 186% of sales for YTD 2017, represents an increase of $6.1 million. Gross profit increased during the period primarily due to the increase in sales and an increase in fair value gains driven by increased production capacity, yield improvements, and increased portion of cannabis oil sales.

Operating Expenses

Operating expenses for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Operating Expenses
Sales and Marketing	$364	$87	$277	318%	$950	$131	$819	625%
General and Administrative	4,219	1,872	2,347	125%	6,680	3,208	3,472	108%
Share-Based Payments	950	439	511	116%	1,724	631	1,093	173%
Depreciation and Amortization	323	228	95	42%	608	429	179	42%
Total Operating Expenses	5,856	2,626	3,230	123%	9,962	4,399	5,563	126%

As a Percentage of Revenue
Sales and Marketing	11%	14%			15%	11%
General and Administrative	124%	291%			105%	277%
Share-Based Payments	28%	68%			27%	55%
Depreciation and Amortization	10%	35%			10%	37%
Total Operating Expenses	173%	408%			157%	380%

Results for Q2 2018 compared to Q2 2017

For Q2 2018, the Company reported total operating expenses of $5.9 million as compared to $2.6 million for Q2 2017, representing an increase of $3.2 million, or 123%. This change was primarily due to:

•

an increase in professional and consulting fees for services rendered in connection with various strategic initiatives and strengthening the company’s governance and internal controls associated with the Company’s NASDAQ listing;

•	hiring of new employees and bringing on new dedicated functions such as procurement, information technology and investor relations;
•	increase in stock-based compensation associated with stock options issued to employees, directors and service providers; and
•	increase in depreciation expense allocated to operating expenses, the remainder of which is allocated to growing costs and capitalized to inventory.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported total operating expenses of $10.0 million as compared to $4.4 million for YTD 2017, representing an increase of $5.6 million, or 126%. This change was primarily due to:

•

an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, expenditures associated with the Company’s NASDAQ listing, and strengthening the company’s governance and internal controls environment;

•	an increase in payroll associated with building out existing and new functions; and
•	increased amortization and stock-based compensation.

Other Income (Expense)

Other income (expense) for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Other Income (Expense)
Interest Income (Expense)	$(37)	$13	$(50)	(385%)	$(59)	$(137)	$78	(57%)
Share of Income from Whistler Investment	3	313	(310)	(99%)	44	416	(372)	(89%)
Gain on Other Investments	—	1,330	(1,330)	(100%)	221	1,271	(1,050)	(83%)
Total Other Income (Expense)	(34)	1,656	(1,690)	(102%)	206	1,550	(1,344)	(87%)

Results for Q2 2018 compared to Q2 2017

For Q2 2018, the Company reported total other expense of $0.03 million as compared to total other income of $1.7 million for Q2 2017, representing a decrease in income of $1.7 million, or 102%. This change was primarily due to an increase in the gain on other investments in the prior year quarter, as no investments were disposed during this quarter. Total other expense for Q2 2018 was attributable to interest expense during the quarter.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported total other income of $0.2 million as compared to total other income of $1.6 million for YTD 2017, representing a decrease in income of $1.3 million, or 87%. This change was primarily due to a decrease in the gain on other investments, as investments were disposed during the previous year’s quarter. This resulted in the gain on disposal and the previously recorded revaluation gains in other comprehensive income being recycled through net income.

Income Tax Recovery

Results for Q2 2018 compared to Q2 2017

The Company recorded an income tax recovery of $0.3 million in Q2 2018 as compared to an income tax recovery of $0.02 million in Q2 2017. The effective tax rate for Q2 2018 was (59%) as compared to (15%) in Q2 2017. The change in effective tax rate in Q2 2018 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs, and losses carried forward.

Results for YTD 2018 compared to YTD 2017

The Company recorded an income tax recovery of $1.2 million in YTD 2018 as compared to an income tax recovery of $0.02 million in YTD 2017. The effective tax rate for YTD 2018 was 78% as compared to 3% in YTD 2017. The change in effective tax rate in YTD 2018 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs, and losses carried forward.

Other Comprehensive Income

Other comprehensive income for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Other Comprehensive Income	$39	$11	$28	255%	$4	$694	$(690)	(99%)

Results for Q2 2018 compared to Q2 2017

For Q2 2018, the Company reported no material change in other comprehensive income as compared to Q2 2017.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported other comprehensive income of $0.004 million as compared to $0.7 million for YTD 2017, representing a decrease of $0.7 million, or 99%. This change was primarily due to the disposition of investments classified as fair value through other comprehensive income. The gain on revaluation of other investments represents only the revaluation of investments held by the Company as at June 30, 2018, which only includes the shares held in Canopy. The remainder of the investments were sold prior to YTD 2018, and thus, there would be no amount in this component of other comprehensive income related to those investments.

Comprehensive Income (Loss)

Comprehensive income (loss) for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Comprehensive Income (Loss)	$762	$185	$577	312%	$(323)	$24	$(347)	(1446%)

Results for Q2 2018 compared to Q2 2017

For Q2 2018, the Company reported comprehensive income of $0.8 million as compared to income of $0.2 million for Q2 2017, representing an increase of $0.6 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Results for YTD 2018 compared to YTD 2017

For YTD 2018, the Company reported comprehensive loss of $0.3 million as compared to income of $0.02 million for YTD 2017, representing a decrease of $0.3 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected quarterly financial information for the last eight quarters.

($ in 000s, except per share data)	FY 2018		FY 2017				FY 2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$3,394	$2,945	$1,610	$1,314	$644	$514	$431	$124
Net Income (Loss)	723	(1,050)	2,063	1,097	175	(844)	1,370	(228)
Total Comprehensive Income (Loss)	762	(1,085)	2,025	1,095	187	(161)	2,737	(10)

Basic Earnings Per Share	$—	$(0.01)	$0.01	$0.01	$—	$(0.01)	$0.01	$—
Diluted Earnings Per Share	—	(0.01)	0.01	0.01	—	(0.01)	0.01	—

The Company does not exhibit any material seasonality over its fiscal year. For further information on changes in income statement data, please see “Results of Operations” in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash, availability under the Construction Loan (as defined herein) and proceeds from capital financings. As of June 30, 2018, total liquidity amounted to $118.3 million, comprised of $89.6 million in cash and $28.7 million of additional borrowings available under the Construction Loan (as defined herein).

Summary of Cash Flows

Our cash flows for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	$ Change	2018	2017	$ Change
Cash used in Operating Activities	$(6,866)	$(3,328)	$(3,538)	$(20,629)	$(5,254)	$(15,375)
Cash used in Investing Activities	(30,161)	(3,903)	(26,258)	(38,286)	(7,149)	(31,137)
Cash provided by Financing Activities	94,268	(3,570)	97,838	139,316	13,345	125,971
Net Change in Cash	57,241	(10,801)	68,042	80,401	942	79,459

Analysis of Q2 2018 Cash Flows

Operating Activities. During Q2 2018, the Company used $6.9 million of cash in operating activities as compared to $3.3 million in Q2 2017, representing an increase of $3.5 million. This change is primarily driven by a $0.7 million decrease in net income adjusted for non-cash items and a $2.8 million decrease in the net change in non-cash working capital from ($1.8 million) in Q2 2017 to ($4.6 million) in Q2 2018.

Investing Activities. During Q2 2018, the Company used $30.2 million of cash in investing activities, primarily due to $30.0 million in capital expenditures related to Building 4 construction activities.

Financing Activities. During Q2 2018, cash provided by financing activities was $94.3 million, primarily due to $93.7 million in net proceeds from the April 2018 Bought Deal.

Analysis of YTD 2018 Cash Flows

Operating Activities. During YTD 2018, the Company used $20.6 million of cash in operating activities as compared to $5.3 million in YTD 2017, representing an increase of $15.4 million. This change is primarily driven by a $0.9 million decrease in net income adjusted for non-cash items and a $14.4 million decrease in the net change in non-cash working capital from ($2.5 million) in YTD 2017 to ($17.0 million) in YTD 2018.

Investing Activities. During YTD 2018, the Company used $38.3 million of cash in investing activities, primarily due to $37.7 million in capital expenditures that were used to fund expansion efforts at Peace Naturals, namely Building 4 and the Peace Naturals greenhouse.

Financing Activities. During YTD 2018, cash provided by financing activities was $139.3 million, primarily due to $136.6 million in net proceeds from the April 2018 Bought Deal and the January 2018 Bought Deal (as defined herein).

Capital Resources

Debt

In August 2017, we entered into a senior secured loan, to be funded by way of multiple advances, for up to $40.0 million in committed capital (the “Construction Loan”) with Romspen Investment Corporation (“Romspen”). Each advance is subject to certain conditions, including, among other things, Romspen’s approval of construction progress. The Construction Loan is secured by a first ranking charge on the real estate of each of Peace Naturals and OGBC. OGBC, Hortican Inc. (“Hortican”), and the Company are also guarantors of the Construction Loan. Under the terms of the Construction Loan, Peace Naturals, OGBC, Hortican and the Company retain the ability to enter into equipment financing arrangements, and the Company retains the ability to raise capital by issuing common shares. Aggregate loan advances are limited to $35.0 million until Romspen receives an appraisal value of the OGBC property of at least $8.0 million. The Construction Loan bears a 12% annual interest rate and carries a two-year term, with a one-year extension option in favor of the Company subject to certain terms and conditions. The Construction Loan contains customary affirmative and negative covenants and events of default. As at June 30, 2018, we were in material compliance with all covenants contained in the Construction Loan. See note 14 “Construction loan payable” in the notes to the Interim Financial Statements for additional information.

As of June 30, 2018, $6.3 million has been funded under the Construction Loan, resulting in at least an additional $28.7 million of additional borrowings available to us under the loan subject to certain terms and conditions, plus an additional $5.0 million in additional borrowings if the OGBC property appraisal value in excess of $8.0 million is completed.

Contractual Obligations

The Company has the following contractual obligations relating to debt financing, equipment, vehicle and office leases.

($ in 000s)	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$6,304	$—	$6,304	$—	$—
Finance Lease Obligations	211	53	158	—	—
Operating Leases	447	44	300	103	—
Purchase Obligations	5,000	5,000	—	—	—
Total Contractual Obligations	11,962	5,097	6,762	103	—

Long term debt obligations relate to the outstanding balance under the Construction Loan due August 2019. Finance lease obligations relate to equipment leases maturing in June 2022. Operating lease obligations relate to office equipment and vehicle leases as well as the Company’s headquarters office space lease that terminates in February 2023. Purchase obligations relate to equipment purchase commitments associated with the construction of Building 4 at Peace Naturals.

Equity

The Company has historically funded operations and financed production capacity expansion primarily through the sale of equity securities. During YTD 2018, we have raised $146.0 million in gross proceeds (not taking into account any commissions, fees or expenses) through two common share offerings:

•

In January 2018, the Company closed a bought deal offering (the “January 2018 Bought Deal”) pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46.0 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

In April 2018, the Company closed the April 2018 Bought Deal pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100.0 million. The common shares were offered in the U.S. pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada by way of a short form prospectus offering.

Use of Proceeds

Below is a reconciliation of the manner in which the net proceeds from the April 2018 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated March 29, 2018 (the “March 2018 Final Prospectus”).

Disclosure in the March 2018 Final Prospectus	Use of Proceeds
$10,000,000 for its proportionate share of capital expenditures relating to construction and operating expenses of Cronos Australia in connection with Phase I of Cronos Australia.	The Company has advanced $0.4 million of the proceeds in connection with the construction or operating expenses of Cronos Australia and expects to apply such remaining proceeds in 2018.

$5,000,000 to purchase equipment for use in Cronos Israel’s greenhouse and manufacturing facility for Phase I of Cronos Israel.

The Company has not yet applied any of the proceeds in connection with the equipment purchase for use in Cronos Israel. The $5.0 million has been set aside for future equipment purchases for Phase I of Cronos Israel.

The remaining net proceeds for general working capital purposes, including working capital for the Company’s international operations, and as capital on hand for potential new investment opportunities.

The Company has not applied any remaining net proceeds to date.

Below is a reconciliation of the manner in which the net proceeds from the January 2018 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated January 18, 2018 (the “January 2018 Final Prospectus”).

Disclosure in the January 2018 Final Prospectus	Use of Proceeds
$5,000,000 for research and development (“R&D”) initiatives, including cannabinoid production research and clinical trials.

The Company applied approximately $0.5 million of the net proceeds of the January 2018 Bought Deal to R&D initiatives, including cannabinoid production research.

The remaining approximately $4.5 million allocated for R&D initiatives in the January 2018 Final Prospectus has been set aside for ongoing research in product formulation, clinical trials, and cannabinoid production research and are expected to be applied in 2018.

$30,000,000 for expanding production capacity, including: (i) the continued expansion of production capacity at Building 4 and the Peace Naturals greenhouse; and (ii) the construction of Cronos Israel’s production facilities and general working capital for Cronos Israel operations.

The Company applied approximately $28.0 million of the net proceeds of the January 2018 Bought Deal for expanding production capacity, including $26.5 million on general construction costs and deposits on equipment for the continued construction of Building 4 and the Peace Naturals greenhouse.  An additional $2.0 million of the net proceeds were applied to clearing the land, deposits on the greenhouse and equipment relating to Cronos Israel’s production facilities and $0.1 million on general working capital for Cronos Israel operations.

The remaining net proceeds for general working capital purposes which may include establishing new international distribution channels in jurisdictions where there is a federal legal framework for medical cannabis and the associated costs of compliance with applicable regulatory requirements.

The Company applied approximately $1.8 million of the net proceeds of the January 2018 Bought Deal to general working capital.

The remaining approximately $6.3 million (which does not account for the Company’s expenses in relation to the January 2018 Bought Deal) has been set aside for continued general working capital purposes.

Below is a reconciliation of the manner in which the net proceeds from the bought deal offering of common shares in November 2017 (“November 2017 Bought Deal”) were used by the Company compared to the disclosure in the Company’s final short form prospectus dated November 3, 2017 (the “November 2017 Final Prospectus”).

Disclosure in the November 2017 Final Prospectus	Use of Proceeds

$7,000,000 for expanding production at Peace Naturals. This includes general construction costs, the contractor’s management fees, labor costs, material (e.g. structural steel, roofing material, and paneling) and equipment (e.g. irrigation, generators) for the continued construction of Building 4 and Peace Naturals’ greenhouse.

The Company applied approximately $10.1 million of the net proceeds of the November 2017 Bought Deal plus an additional $0.6 million from operations, for a total of $10.7 million to general construction costs and deposits on equipment for the continued construction of Building 4 and Peace Naturals’ greenhouse.

Such amount represents the $7.0 million allocated for such use in the November 2017 Final Prospectus, plus an additional amount equal to approximately $3.1 million from the net proceeds allocated to general working capital purposes in the November 2017 Final Prospectus (including approximately $2.1 million of the net proceeds from the exercise of the November 2017 Bought Deal over-allotment option) and an additional $0.6 million from operations.

$3,000,000 for R&D initiatives, including product formulation and the purchase of associated production equipment.

The Company applied approximately $0.5 million for R&D initiatives associated with plant and process productivity.

The remaining approximately $2.5 million allocated for R&D initiatives in the November 2017 Final Prospectus has been set aside for ongoing research in product formulation, clinical trials, and plant process productivity and are expected to be applied in 2018.

$3,000,000 for investment in the development of infrastructure for the anticipated distribution of cannabis pursuant to the Cannabis Act, including the development of branding and market positioning.

The Company applied approximately $1.0 million in branding and new packaging, and consulting support for the development of infrastructure for distribution of cannabis pursuant to the Cannabis Act.

The remaining approximately $2.0 million, allocated for investment in the development of infrastructure for the anticipated distribution of cannabis pursuant to the Cannabis Act, has been set aside for costs associated with obtaining distribution licenses in various provinces, hiring additional sales staff in connection with such anticipated expanded distribution and additional product offerings anticipated with recreational use in Canada (e.g., edibles).

The remaining net proceeds for general working capital purposes which may include establishing new international distribution channels in jurisdictions where there is a legal framework for medical cannabis and the associated costs of compliance with Health Canada and other regulatory requirements.

The Company reallocated approximately $3.1 million (which does not account for the Company’s expenses in relation to the November 2017 Bought Deal) originally allocated for general working capital purposes in the November 2017 Final Prospectus (including approximately $2.1 million of the net proceeds from the exercise of the November 2017 Bought Deal over-allotment option), plus an additional $0.6 million from operations, for a total reallocated amount of $3.7 million to general construction costs and deposits on equipment for the continued construction of Building 4 and Peace Naturals’ greenhouse. As a result, no net proceeds from the November 2017 Bought Deal were allocated to general working capital purposes.

Financial Condition

We currently anticipate that our cash flow from operations, cash and additional borrowings available under the Construction Loan will be sufficient to satisfy our operational cash needs through at least the next 12 months.

However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Our ability to fund operating expenses and capital expenditures will depend on, among other things, our future operating performance, which will be affected by general economic, financial and other factors, including factors beyond our control.

The Company, from time to time, may need or want to raise additional capital to strengthen its financial position, facilitate expansion, pursue strategic acquisitions and investments, and take advantage of business opportunities as they arise. Although we have been successful in the past in obtaining financing, there can be no assurance that such additional capital will be available in amounts or on terms acceptable to us, if at all. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected. See “Risks and Uncertainties” in this MD&A for additional information.

SHARE INFORMATION

The issued and outstanding common shares, along with shares potentially issuable, are as follows as of the date indicated below.

(Actual shares)	As at August 13, 2018
Issued and Outstanding Shares
Common Shares	177,147,970
Total Issued and Outstanding Shares	177,147,970
Potentially Issuable Shares
Stock Options	12,871,900
Warrants	25,457,625
Total Potentially Issuable Shares	38,329,525

Total Outstanding and Potentially Issuable Shares	215,477,495

LEGAL PROCEEDINGS

As of the date of this MD&A, we are subject to four ongoing claims for damages. See note 20 “Commitments and contingencies” to the Interim Financial Statements for further discussions on our legal proceedings. We believe that all allegations in each proceeding are without merit and plan to vigorously defend ourselves; accordingly, no provision for loss has been recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, we have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

As of the date of this MD&A, we have no financial instruments or other instruments, such as hedging instruments.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has engaged in transactions with related parties as follows:

($ in 000s)	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Key Management Compensation
Short-Term Employee Benefits, Including Salaries and Fees	$110	$106	$219	$212
Professional Fees	58	—	116	71
Stock-Based Payments	356	161	695	228
Total Key Management Compensation	524	267	1,030	511

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executives and non-executive directors. As at June 30, 2018, there were no balances payable to members of key management (December 31, 2017 - $Nil).

NEW ACCOUNTING PRONOUNCEMENTS

The IASB has not issued any new standards, amendments to standards, or interpretations that have impacted the Company during Q2 2018.

Adoption of New Accounting Pronouncements

Our adoption of previously issued new standards, amendments to standards, and interpretations are set forth below.

Amendments to IFRS 2 Share-based Payments

The amendments to IFRS 2 clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments was January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments on the current period.

IFRS 9 Financial Instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, January 1, 2018. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available-for-sale investments as fair value through other comprehensive income investments. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Due to the adoption of IFRS 9, during the three and six months ended June 30, 2018, a net gain (loss) of approximately ($0.2 million) and $0.3 million respectively on the disposal of investments classified as fair value through other comprehensive income was recorded in other comprehensive income rather than profit or loss during the period.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 became effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has adopted this new standard as of its effective date using the full retrospective method of adoption, and has assessed no significant changes as a result of the adoption of this new standard on the current period.

Under IFRS 15, the revenue recognition model has changed from one based on the transfer of risks and rewards of ownership to the transfer of control. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation, a promise in a contract with a customer to transfer a good or service. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, upon shipment or delivery, depending on the contract, the timing and amount of revenue considering discounts, rebates, and variable consideration, recognized from this principal revenue stream has not changed as a result of the adoption of this new standard.

ESTIMATES AND CRITICAL JUDGMENTS BY MANAGEMENT

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Warrants and options

Warrants and options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or option and expected risk-free interest rate.

Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Impairment of cash-generating units and goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

Fair value of privately held financial assets classified as fair value through other comprehensive income

The Company’s management considers specific information about the investee companies, trends in general market conditions, and the share performance of similar publicly traded companies when valuing the Company’s privately held investments.

Management considers the following factors to indicate a change in the fair value, or impairment of, a privately held investment, and may adjust the value if:

•	there has been significant subsequent equity financing provided by outside investors at a value which differs from the current recorded value of the investee company, in which case the fair value of the investment is adjusted to equal the value at which that financing took place;
•

there have been significant corporate, political, legal, or operating events affecting the investee company such that management believes they will materially impact the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to fair value of the investment will be based on management’s judgment;

•	the investee company is placed into receivership or bankruptcy;
•	based on financial information received from the investee company, it is evident that the investee company is unlikely to be able to continue as a going concern;
•	receipt or denial by the investee company of medical marijuana licenses from Health Canada, which allow the investee company to initiate or continue operations; and
•	management changes by the investee company that the Company’s management believes will have an impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected future yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, costs to convert harvested cannabis into finished goods, and costs to sell. The Company’s estimates are, by their nature, subject to change.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). Management has designed DC&P and ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed, under the supervision of the CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

As at June 30, 2018, the CEO and CFO concluded that the designs of DC&P and ICFR were adequate and provided such reasonable assurances.

The Company has devoted significant resources and time to design and implement its current ICFR program. The Company continues to engage third party resources specialized in ICFR implementations to enhance its current controls and the associated processes and systems. Additionally, the Company has provided significant human resources to these efforts, including hiring new employees to assist in ICFR activities and training of key process owners. Management has consistently embraced the importance of maintaining a robust ICFR program and is committed to enhancing the current system through continuous improvement and review.

Changes in Internal Control Over Financial Reporting

In the ordinary course of business, we review our ICFR system and make changes to our applications and processes to improve such controls and increase efficiency, while ensuring that we maintain an adequate internal control environment. During Q2 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our ability to certify the design of our internal control over financial reporting.

Limitations of Controls and Procedures

Because of its inherent limitations, any DC&P and ICFR system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system is meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to error or fraud, if any. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RISKS AND UNCERTAINTIES

We are subject to various risks that could have a material impact on us, our financial performance, condition and outlook. These risks could cause actual results to differ materially from those expressed or implied in Forward-Looking Statements included in this MD&A, our financial statements and our other reports and documents. These risks include but are not limited to, the following risks:

•

We are reliant on our licenses for our ability to grow, store and sell medical cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements, including significant upcoming changes under the new Cannabis Act.

•

Our ability to continue to grow, process, store and sell medical cannabis and participate in the Canadian recreational cannabis market is dependent on a successful transition of our current licenses from the CDSA to the Cannabis Act, and this process is still uncertain.

•	We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.
•	Licensed Producers, including our Licensed Producers, are constrained by law in our ability to package, advertise and market our products.
•	The laws, regulations and guidelines generally applicable to the cannabis industry domestically are changing and may change in ways currently unforeseen by us.
•	Changes in the regulations governing medical cannabis outside of Canada may adversely impact our business.
•

The complete legislative framework pertaining to the Canadian recreational cannabis market is still uncertain and new guidelines are expected and may provide interpretations or requirements unforeseen by us.

•

Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

•	Our expansion into jurisdictions outside of Canada is subject to risks.
•	We may not receive the equity interests in Cronos Israel and may not realize the expected benefits of Cronos Israel.
•

Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries, including varying degrees of political, legal and economic risk.

•

If we choose to engage in research and development activities outside of Canada, controlled substance legislation may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

•	Our use of joint ventures may expose us to risks associated with jointly owned investments.
•

There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

•	We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.
•	Our existing facilities in Canada are integral to our operations and any adverse changes or developments affecting any facility may impact our business, financial condition and results of operations.
•	We may not successfully execute our production capacity expansion strategy.
•

The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

•	We are dependent on our senior management.
•	We may be subject to product liability claims.
•	Our products may be subject to recalls.

•

We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.

•	We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.
•	We may not be able to successfully develop new products or find a market for their sale.
•	The technologies, process and formulations we use may face competition or become obsolete.
•

Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existing clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

•	We may fail to retain existing patients as clients or acquire new patients as clients.
•	We may not be able to achieve or maintain profitability and may continue to incur losses in the future.
•	We may not be able to secure adequate or reliable sources of funding required to operate our business.
•	We must rely largely on our own market research to forecast sales and market demand which may not materialize.
•	We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•	If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.
•	We may become involved in regulatory or agency proceedings, investigations and audits.
•	We may be subject to or prosecute litigation in the ordinary course of business.
•	We may not be able to successfully manage our growth.
•	The expected growth in the number of patients using the Company’s medical cannabis.
•	The Company’s international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact.
•

We may compete for market share with other companies, both domestically and internationally, which may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.
•	Our cannabis cultivation operations are subject to risks inherent in an agricultural business.
•	Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.
•	We are vulnerable to third party transportation risks.
•	We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.
•

We will seek to maintain adequate insurance coverage in respect of the risks faced by us, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover potential liabilities faced by us.

•	Our debt imposes limitations on the type of transactions or financial arrangements in which we may engage.
•	We are subject to certain restrictions of the TSX which may constrain our ability to expand our business internationally.
•

Failure to establish and maintain effective internal controls over financial reporting may result in us not being able to accurately report our financial results, which could result in the loss of investor confidence and adversely affect the market price of our common shares.

•

We may be subject to risks related to the protection and enforcement of our intellectual property rights, and may become subject to allegations that we are in violation of intellectual property rights of third parties.

•	Conflicts of interest may arise between us and our directors and officers.
•	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.
•	Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.
•	The inability for counterparties and customers to meet their financial obligations to us may result in financial losses.
•	Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

A more detailed description of the various risks associated with the Company can be found under the heading “Risk Factors” in our latest AIF.

ADDITIONAL INFORMATION

Our Canadian filings, including our latest AIF, are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Our reports and other information filed with the SEC are available on the SEC’s Electronic Document Gathering and Retrieval System at www.sec.gov.